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Pricing Supplement dated November 5, 1996                         Rule 424(b)(3)
(To Prospectus dated March 9, 1994 and                         File No. 33-52359
Prospectus Supplement dated March 9, 1994)

                        TOYOTA MOTOR CREDIT CORPORATION

                        Medium-Term Note - Floating Rate
________________________________________________________________________________

Principal Amount:  $15,000,000             Trade Date: October 16, 1996
Issue Price:  100%                         Original Issue Date: November 5, 1996
Initial Interest Rate:  See "Additional    Net Proceeds to Issuer: $15,000,000
 Terms of the Notes"                       Principal's Discount
Interest Payment Period:  Quarterly           or Commission: 0.0%
Stated Maturity Date: November 6, 2006
________________________________________________________________________________

Calculation Agent:  Bankers Trust Company
Interest Calculation:
       [X]  Regular Floating Rate Note       [ ]  Floating Rate/Fixed Rate Note
       [ ]  Inverse Floating Rate Note             (Fixed Rate Commencement
          (Fixed Interest Rate):                    Date):
       [ ]  Other Floating Rate Note               (Fixed Interest Rate):
          (see attached)

      Interest Rate Basis: [ ]  CD Rate [ ] Commercial Paper Rate [ ] Prime Rate
            [ ]  Eleventh District Cost of Funds Rate [ ]  Federal Funds Rate
            [X]  LIBOR  [ ]  Treasury Rate       [ ]  Other (see attached)
                    If LIBOR, Designated LIBOR Page:  [ ]  Reuters Page:
                                             [x]  Telerate Page: 3750

       Initial Interest Reset Date: February 5, 1997  Spread (+/-): +.45%
       Interest Rate Reset Period: Quarterly            Spread Multiplier:  N/A
       Interest Reset Dates:     February 5,       Maximum Interest Rate: 9.50%
            May 5, August 5 and November 5
       Interest Payment Dates: February 5,         Minimum Interest Rate:  N/A
         May 5, August 5, and November 5,          Index Maturity: 3 month
         commencing February 5, 1997               Index Currency:  U.S. dollars

Day Count Convention:
       [ ]  30/360 for the period from                to
       [X]  Actual/360 for the period from November 5, 1996 to November 6, 2006
       [ ]  Other (see attached)                        to

Redemption:
       [ ]  The Notes cannot be redeemed prior to the Stated Maturity Date.
       [X]  The Notes may be redeemed prior to Stated Maturity Date.
        Initial Redemption Date: November 5, 1997
        Initial Redemption Percentage:    100%
        Annual Redemption Percentage Reduction: N/A

Repayment:
       [x]  The Notes cannot be repaid prior to the Stated Maturity Date.
       [ ]  The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
        Optional Repayment Date(s):
        Repayment Price:     %
Currency:
       Specified Currency:  U.S. dollars
        (If other than U.S. dollars, see attached)
       Minimum Denominations:
        (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [x] No
       Total Amount of OID:
       Yield to Maturity:
       Initial Accrual Period:

Form:  [x] Book-entry            [ ] Certificated

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                          ___________________________
                             Chase Securities Inc.
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Additional Terms of the Notes

        The Initial Interest Rate for the Medium-Term Notes offered by this pricing supplement will be equal to LIBOR determined on November 1, 1996 plus 0.45%.

Redemption

        The Notes are subject to redemption by TMCC, in whole but not in part, on any Interest Payment Date on or after the Initial
Redemption Date stated above, subject to not less than 15 calendar days' prior notice.

Plan of Distribution

        Under the terms of and subject to the conditions of a Appointment Agreement dated as of May 16, 1996 (the "Agreement"), between TMCC and Chase Securities Inc., Chase Securities Inc., acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100.00% of their principal amount. Chase Securities Inc. may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Chase Securities Inc.

        Under the terms and conditions of the Agreement, Chase
Securities Inc. is committed to take and pay for all of the Notes offered hereby if any are taken.

        Affiliates of Chase Securities Inc. have in the past and may in the future engage in general financing and banking transactions with TMCC and its affiliates.

Certain U.S. Tax Considerations

        The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, persons who hold the Notes as a hedge against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, or U. S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash. The discussion below is based upon the Internal Revenue Code of 1986, as amended, and final, temporary and proposed United States Treasury Regulations. Persons considering the purchase of the Notes should consult with and rely solely upon their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any other domestic or foreign taxing jurisdiction.

        Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation". Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces such discussion under the caption "United States Taxation" in the Prospectus Supplement.
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        U.S. Holders. The Notes, which are Floating Rate Notes, are treated as variable rate debt instruments for income tax purposes. The stated interest on the Notes, set at a variable rate based on LIBOR plus 0.45%, is deemed to be a qualified floating rate for federal income tax purposes, notwithstanding the maximum interest rate cap of 9.50%. Therefore, all stated interest on the Notes is deemed to be qualified stated interest.

        Although there is a possibility that the Notes will not be outstanding until the Stated Maturity Date, the general rule under the regulations regarding OID is that in determining the yield and maturity of a debt instrument that provides an issuer with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that if exercised require payments to be made on the debt instrument under an alternative schedule, the issuer will be deemed to exercise such option or combination of options in a manner that minimizes the yield on the debt instrument. Under the foregoing rules, the Notes are treated as if they will not be redeemed by TMCC, and thus as if they were to remain outstanding until the Stated Maturity Date.

        Under the foregoing principles, the amount payable with respect to a Note at the Floating Interest Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder's regular method of tax accounting.